

October 3, 2011

<u>Via E-mail</u>
Michael Shenher
Chief Executive Officer
Clean Power Concepts, Inc.
1620 McAra Street
 Regina, Saskatchewan, Canada S4N 6H6

>   **RE: Clean Power Concepts, Inc.**
>   **Item 4.02(b) Form 8-K**
>   **Filed September 20, 2011**
>   **Item 4.02(b) Form 8-K/A**
>   **Filed September 29, 2011**
>   **File No. 000-52035**

Dear Mr. Shenher:

    We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Rufus Decker
>
>   Rufus Decker
>   Accounting Branch Chief